UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Blair Corporation

(Name of Subject Company (issuer))

Blair Corporation (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, without nominal or par value

(Title of Class of Securities)

092828102

(CUSIP Number of Class of Securities)

Daniel R. Blair

Secretary

220 Hickory Street

Warren, Pennsylvania 16366

(814) 723-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John H. Vogel, Esq.

Philip G. Feigen, Esq.

Patton Boggs LLP

2550 M Street, N.W.

Washington, D.C. 20037

(202) 457-6000

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
184,800,000.00	21,750.96

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 4,400,000 shares of the outstanding common stock, without nominal or par value, at a price per share of $42.00.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,750.96

Form or Registration No.: Schedule TO

Filing Party: Blair Corporation

Date Filed: July 20, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 20, 2005 by Blair Corporation, a Delaware corporation (“Blair” or the “Company”) pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer by Blair to purchase up to 4,400,000 shares of common stock, without nominal or par value, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $42.00 per share, net to the seller in cash, without interest. Blair’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2005 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information in the Offer to Purchase is incorporated in this Amendment No. 1 by reference in response to all of the items in Schedule TO, except that such information is hereby amended to the extent specifically provided herein.

The Offer to Purchase is amended and supplemented as follows:

1. In the Summary Term Sheet on page three of the Offer to Purchase, the response to the question “Can the tender offer be extended, amended or terminated and under what circumstances?” is hereby amended by the deletion of the first sentence, replacing it in its entirety with the following sentence, “We can extend or amend the tender offer in our sole discretion, subject to applicable law.”

In Item 14. Extension of the Tender Offer; Termination; Amendment. on page 43 of the Offer to Purchase, the second sentence is hereby deleted and replaced in its entirety with the following sentence, “We also expressly reserve the right, in our sole discretion, subject to applicable law, to postpone payment for shares, or terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the depositary and making a public announcement of such termination or postponement.”

2. In Item 2. Purpose of the Tender Offer; Certain Effects of the Tender Offer. on page 13 of the Offer to Purchase, in the second to last full bullet point, the second phrase is hereby deleted and replaced in its entirety with the following phrase, “the Board of Directors has indicated its current intention to increase the per share amount of its quarterly regular dividend to $0.30 per share subsequent to the closing of the tender offer, and the closing of the sale of Blair’s receivables portfolio to World Financial Capital Bank, a wholly owned subsidiary of Alliance Data Systems, which is currently scheduled for the fourth quarter of 2005.”

In Item 2. Purpose of the Tender Offer; Certain Effects of the Tender Offer. on page 15 of the Offer to Purchase, the second phrase in the third sentence of the paragraph headed “Material change in the present dividend rate of Blair.” is hereby deleted and replaced in its entirety with the following phrase, “the Board of Directors announced its current intention to increase the per share amount of quarterly regular dividends to $0.30 per share subsequent to the closing of the tender offer, and the closing of the sale of Blair’s receivables portfolio to World Financial Capital Bank, a wholly owned subsidiary of Alliance Data Systems, which is currently scheduled for the fourth quarter of 2005.”

In Item 8. Price Ranges of Shares; Dividends. on page 26 of the Offer to Purchase, the second phrase in the third sentence of the last paragraph in Section 8 is hereby deleted and replaced in its entirety with the following phrase, “the Board of Directors announced its current intention to increase the per share amount of quarterly regular dividends to $0.30 per share subsequent to the closing of the tender offer, and the closing of the sale of Blair’s receivables portfolio to World Financial Capital Bank, a wholly owned subsidiary of Alliance Data Systems, which is currently scheduled for the fourth quarter of 2005.”

3. In Item 2. Purpose of the Tender Offer; Certain Effects of the Tender Offer. on page 13 of the Offer to Purchase, the first sentence following the heading “Purpose of the Tender Offer.” is hereby deleted and replaced in its entirety with the following paragraph,

“From time to time, the Board of Directors has previously explored the potential sale of its consumer receivable portfolio. In July 2004, representatives of Santa Monica Opportunity Fund L.P. and its affiliates, entities that had previously filed a Schedule 13D with the Securities and Exchange Commission in June 2004, met with Blair management to discuss possible measures to enhance shareholder value. In October of 2004, Blair publicly announced that in response to Santa Monica’s suggestion Blair was again exploring the potential sale of its consumer receivable portfolio. On December 3, 2004, Loeb Partners Corporation and its

affiliates filed a Schedule 13D with the SEC. Loeb announced that it supported the sale of Blair’s consumer receivable portfolio and that it believed proceeds from any such sale should be distributed to Blair stockholders. On April 26, 2005 Blair announced the sale of its consumer receivable portfolio to World Financial Capital Bank, a wholly-owned subsidiary of Alliance Data Systems and that it would be distributing the proceeds from such sale to Blair’s stockholders in the form of a tender offer and/or special dividend. On May 10, 2005, Loeb offered to purchase all of the outstanding shares of Blair stock for $36.00 per share. On May 25, 2005, Blair announced that it would not accept Loeb’s offer and that Blair intended to commence an issuer tender offer at $42.00 per share for up to 4.4 million shares prior to August 1, 2005.”

In Item 2. Purpose of the Tender Offer; Certain Effects of the Tender Offer. on page 14 of the Offer to Purchase, the beginning of the third paragraph is hereby amended by inserting the following, “Agreements with Stockholders. In mid-May 2005, after the Board of Directors decided it was in the best interests of the Company to commence a tender offer, a decision was made to approach Santa Monica and Loeb in an effort to negotiate standstill agreements. The Board of Directors made this decision in light of the activities of Loeb and Santa Monica leading up to the April 26, 2005 announcement of our agreement to sell our consumer receivable portfolio and Loeb’s May 10, 2005 offer to purchase Blair,”

4. In Item 2. Purpose of the Tender Offer; Certain Effects of the Tender Offer. on page 14 of the Offer to Purchase, the first sentence of the fourth paragraph is hereby deleted in its entirety and replaced by the following three sentences, “The tender offer may increase the proportional holdings of the other five percent or greater stockholders, The PNC Financial Services Group, Inc. and Dimensional Fund Advisors, Inc., depending on the extent to which they elect to participate in the tender offer. The PNC Financial Services Group, Inc. and Dimensional Fund Advisors, Inc. hold 500,509 (6.06%) and 669,700 (8.11%), respectively, prior to commencement of the tender offer. If PNC Financial Services Group, Inc. and Dimensional Fund Advisors, Inc. elected not to participate in the tender offer, and assuming the tender offer is fully subscribed, after expiration of the tender offer they would hold approximately 12.98% and 17.36%, respectively.”

5. In Item 2. Purpose of the Tender Offer; Certain Effects of the Tender Offer. on page 19 of the Offer to Purchase and continuing on to page 20 of the Offer to Purchase, the third sentence of the paragraph headed “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.” is hereby deleted in its entirety and replaced by the following sentence, “We also reserve the absolute right to waive any of the conditions of the tender offer or any defect or irregularity in any tender, and our interpretation of the terms of the tender offer will be final and binding on all parties.”

6. In Item 7. Conditions of the Tender Offer. on pages 23-25 of the Offer to Purchase, the word “threatened,” is hereby deleted from: (1) the first line of the first bullet point under Item 7; (2) the first line of the first bullet point on page 24; (3) the second line of the first bullet point on page 24; and (4) the first line of the last bullet point under Item 7 on page 25.

In Item 7. Conditions of the Tender Offer. on page 24 of the Offer to Purchase, the following phrase shall be inserted at the beginning of the second bullet point, “in the Company’s reasonable judgment,”.

In Item 7. Conditions of the Tender Offer. on page 24 of the Offer to Purchase, the phrase “could materially affect,” in number (5) under the second bullet point is hereby amended to read as follows, “materially affects,”.

In Item 7. Conditions of the Tender Offer. on page 25 of the Offer to Purchase, the phrase “or proposes to acquire” in the second line of both number (1) and (2) of the second bullet point is hereby deleted.

In Item 7. Conditions of the Tender Offer. on page 25 of the Offer to Purchase, the final bullet point under Item 7 is hereby deleted in its entirety and replaced by the following, “any change or event is discovered in our, or our subsidiaries’, business, condition (financial or otherwise), assets, income, operations or prospects, which, taken as a whole, or in the ownership of our shares that, in our reasonable judgment may have a material adverse effect on the Company or our subsidiaries.”

7. In Item 7. Conditions of the Tender Offer. on pages 23 and 25 of the Offer to Purchase, the parenthetical “(including any action or omission to act by us)” in the sixth line of the first paragraph under Item 7 and in the second line of the last paragraph under Item 7 is hereby deleted.

8. In Item 9. Sources and Amount of Funds. on page 27 of the Offer to Purchase, the following paragraph is hereby inserted before the last paragraph under Item 9,

“Both the Amended and Restated Credit Agreement and the Amendment to Blair’s Receivables Purchase Agreement contain standard representations and covenants, as to all of which Blair is in current compliance. The Amended and Restated Credit Agreement and the Amendment to the Receivables Purchase Agreement are amendments to agreements that have been in place by and among Blair and PNC and Blair’s other lenders since 2000 during which time Blair has been in continual compliance with all terms, conditions and covenants set forth in the loan documents. The Amended and Restated Credit Agreement contains a continuing minimum liquidity covenant and a minimum EBITDA condition with which Blair is in current compliance. Following completion of the tender offer and the closing of Blair’s sale of its credit receivable portfolio, which is scheduled to occur during the fourth quarter of 2005, additional financial covenants will become applicable, including earnings to fixed charge coverage ratio and leverage ratio requirements, book value per share (please see the pro forma financial statements appearing at pages 33 and 34 of the Offer to Purchase for further information on the ratio of earnings to fixed charges and book value per share) and a minimum consolidated net worth requirement, as to all of which Blair is in current compliance. In the unlikely event that, at the time of the expiration of the tender offer, Blair is not in compliance with all of the covenants that are applicable at such time, PNC and the other lenders may exercise any of the available remedies for breach of the aforementioned loan agreements, which include, without limitation, acceleration of any outstanding indebtedness under the agreements and refusal to advance further funds to Blair under the Amended and Restated Credit Agreement and/or the Amendment to the Receivables Purchase Agreement. Blair has no reason to believe that at the time of the expiration of the tender offer it will not be in full compliance with all applicable provisions of both the Amended and Restated Credit Agreement and the Amendment to the Receivables Purchase Agreement.”

9. In Item 10. Certain Information Concerning Blair. on page 28 of the Offer to Purchase, the following phrase is hereby inserted at the beginning of the last sentence of the italicized paragraph, “Other than to reflect material changes in information previously disclosed,”

10. In Item 13. Certain United States Federal Income Tax Consequences. on page 39 of the Offer to Purchase, the word “certain” in the first line of the first paragraph under Item 13 is hereby deleted and replaced by the word “material.”

In Item 13. Certain United States Federal Income Tax Consequences. on page 42 of the Offer to Purchase, the following phrase shall be inserted at the end of the first sentence, “,security holders may not rely on the description of material tax consequences set forth above.”

11. In Item 14. Extension of the Tender Offer; Termination; Amendment. on page 43 of the Offer to Purchase, in the third to last line of the first paragraph under Item 14, the reference to “Rule 13d-4(e)(3)” is hereby deleted and replaced by reference to “Rule 13e-4(e)(3).”

12. Attached hereto as Exhibit (a)(1)(ii) is an amended Letter of Transmittal marked to reflect the removal of the acknowledgement that security holders understand certain terms of the offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLAIR CORPORATION

By: /s/ CRAIG N. JOHNSON
Name: Craig N. Johnson
Title: Chairman of the Board of Directors

Date: August 8, 2005

EXHIBIT INDEX

Exhibit No.

(a)(1)(i)	Offer to Purchase dated July 20, 2005*

(a)(1)(ii)	Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Notice of Instructions (Options)*

(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 20, 2005*

(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 20, 2005*

(a)(5)(iii)	Letter to Stockholders dated July 20, 2005*

(a)(5)(iv)	Summary of Advertisement*

(a)(5)(v)	Employee FAQ*

(a)(5)(v)(vi)	Press Release dated July 20, 2005*

(b)(i)	Amendment Agreement dated as of July 15, 2005, which amends the Receivables Purchase Agreement*

(b)(ii)	Amended and Restated Credit Agreement dated as of July 15, 2005*

(c)	None

(d)(i)	“Standstill” Agreement between Blair Corporation and Loeb Arbitrage Fund and its affiliates dated May 24, 2005(1)

(d)(ii)	“Standstill” Agreement between Blair Corporation and Mr. Phillip Goldstein and Mr. Andrew Dakos dated May 24, 2005(2)

(d)(iii)	“Standstill” Agreement between Blair Corporation and Mr. Lawrence Goldstein, Santa Monica Partners Opportunity Fund L.P. and its affiliates dated May 25, 2005(3)

(d)(iv)	Change in Control Severance Agreement between Blair Corporation and Mr. Randall A. Scalise(4)

(d)(v)	Change in Control Severance Agreement between Blair Corporation and Mr. Robert D. Crowley(5)

(d)(vi)	Change in Control Severance Agreement between Blair Corporation and Mr. Bryan J. Flanagan(5)

(d)(vii)	Change in Control Severance Agreement between Blair Corporation and Mr. John E. Zawacki(5)

(e)	None

(f)	None

(g)	None

(h)	None

*	Previously filed.

(1)	Incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on May 27, 2005.

(2)	Incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on May 27, 2005.

(3)	Incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on May 27, 2005.

(4)	Incorporated by reference to Exhibit 10.6 of the Company’s Form 10-Q (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on November 9, 2004.

(5)	Incorporated by reference to Exhibit 10.7 of the Company’s Form 10-Q (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on November 9, 2004.